                                    Filed by Orthodontic Centers of America,
                                    Inc. pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed filed
                                    pursuant to Rule 14a-12 under the Securities
                                    Exchange Act of 1934.

                                    Subject Company:  OrthAlliance, Inc.
                                    Commission File No.:  0-22975


         THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL BY ORTHODONTIC CENTERS OF AMERICA ON OCTOBER 25, 2001.


                         ORTHODONTIC CENTERS OF AMERICA
                             MODERATOR: JOHN GLOVER
                                OCTOBER 25, 2001

         OPERATOR: Good morning. My name is Dennis and I will be your conference facilitator today. At this time, I would like to welcome everyone to the third quarter 2001 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number one on your telephone keypad, and questions will be taken in the order that they are received. If you would like to withdraw your question, press the pound key. I will now turn the call over to the Chief Financial Officer of Orthodontic Centers of America, Mr. John Glover. Sir, you may begin your conference.

         GLOVER: Thank you, Operator. Good morning, ladies and gentlemen, and welcome to the Orthodontic Centers of America third quarter 2001 earnings conference call. I am joined this morning by Bart Palmisano, Sr., our Chairman of the Board, Chief Executive Officer, and President. We appreciate you being with us this morning. Before we get started I want to read a statement regarding today's conference call. During this call, representatives of OCA may make certain forward-looking statements which are generally identified by the reference to a future period by the use of forward-looking terminology such as the words "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would" or "intend." We caution you that the actual results could differ materially from those that are indicated in our forward-looking statements due to a variety of factors. Information concerning these factors can be found in the company's annual report and Form 10-K for the year ended December 31, 2000 filed with the SEC. In connection with the proposed merger with OrthAlliance, OCA has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors are urged to read the proxy statement and prospectus of this part of the registration statement because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's website, which is at www.sec.gov, and from OCA and OrthAlliance by directing your request to either of our Investor Relations departments. You all should have received a copy of this morning's press release. If you have not, to obtain a copy you can go to our website, which is at www.4braces.com, that's the numeral four - B-R-A-C-E-S dot com to receive one there, or by calling us as well at area code 504-834-4392. Finally, this conference call will be archived for 90 days and can be retrieved for replay from our company's website or through the V-call, on 24 and Street Events websites as well. Now I would like to turn the call over to our Chief Executive Officer, Bart Palmisano, Sr.

         PALMISANO: Thanks, John. Let me review some of the highlights for the quarter. Once again we are pleased to announce another very strong quarter, the 28th consecutive quarter of either meeting or exceeding street expectations. Earnings per share of 30 cents were up 30.4% for the quarter. Service fee revenue of $86.8 million increased 24.5%, reflecting strong results from growth initiatives. New patient contract dollars, which we feel is the single greatest predictor of future revenues, increased impressively 25.3% to a record of $181.9 million in the quarter. Total patient contract balances as of September 30, 2001 stands at just under $600 million. Comparable center fee revenue growth was an outstanding 22%, continuing a strong trend of internal growth. Cash flow from operations for the nine months ended September 30, 2001 was a robust $35.9 million and is still growing. Clearly,


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by all important metrics OCA enjoyed a remarkably strong quarter of continued
growth, and we see no change in our outlook for growth ahead, despite much of the concern we hear these days. As we received many questions of late as to the economic sensitivity of our business, I will indeed address this later in the call. Finally, as many of you already know, during the second quarter of 2001, we announced the signing of a definitive merger agreement with OrthAlliance, Inc., one of the nation's leading providers of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States. This is a stock for stock transaction which effectively OrthAlliance will merge into OCA. We expect to close this transaction in less than two weeks on November 7th, at which point we will become business service providers to over 200 additional practitioners operating in nearly 400 additional orthodontic centers. While I will address this transaction in more depth later on the call, we believe this transaction makes excellent strategic sense for OCA. We focused diligently since mid-May in meeting with the majority of OrthAlliance outstanding affiliated orthodontists and pediatric dentists, and we continue to be impressed with the high level of professionalism and commitment to quality. We look forward to welcoming these highly regarding and exceptionally talented professionals to our organization in the next two weeks. So let me turn the call over to John Glover for a discussion of our financial performance during the past quarter. John?

         GLOVER: Thank you, Bart. I'd like to discuss that for the first three months ended September 30, 2001, the company reported diluted earnings per share of $0.30 per share, a 30% increase over the $0.23 per share recorded for the three months ended September 30, 2000. Net income increased from $11.6 million for the third quarter of 2000 to $15.2 million for the third quarter of 2001, a 31% increase. As Bart discussed, fee revenue increased 24.5% from $69.7 million for the three months ended September 30, 2000, to $86.8 million for the three months ended September 30, 2001. We continue to focus our systems and knowledge on improving our predictor of future growth, which is new patient contract dollars. Again, as Bart mentioned earlier, new patient contract balances for the three months ended September 30, 2001 totaled $181.9 million, a 25.3% increase over the $145.2 million of new patient contract balances added for the three months ended September 30, 2000. The number of new contracts increased 20.5% from 46,698 for the third quarter of 2000, to 56,268 for the third quarter of 2001. Both results fell within our expectations for the quarter. For the third quarter 2001, fee revenue for centers opened for all the first nine months of 2001 and the same nine month period of 2000 increased 22.6%. We continue to see growth influenced by our Licensed Assistant Program and we continue to improve internal and external marketing campaigns to maximize efficiency and allow orthodontics to serve the larger patient base while maintaining the highest quality of patient care. From the third quarter 2000 to the third quarter of 2001, operating income increased 28.9% from $19.8 million, or 28.3% of fee revenue, to $25.5 million, or 29.3% of fee revenue. As many of you know, on a seasonal basis, this is our most robust quarter in terms of the absolute number of patient case starts and new patient contract dollars. And this quarter was no exception. However, since much of our cost associated with starting patients is incurred in the first month of treatment, it's also our most expensive quarter on a sequential basis. Nevertheless, year over year cost as a percentage of fee revenue continues to drop in all categories as operating margins improved 100 basis points to 29.3% for the third quarter. Importantly, employee costs continued to drop as a percent of fee revenue as a result of continued scheduling efficiencies. For the nine months ended September 30, 2001, the company recorded diluted earnings per share of $0.87 per share, a 29.9% increase over the $0.67 per share recorded for the nine months ended September 30, 2000. Exclusive of the cumulative effect of an accounting adjustment recorded in the first quarter of 2000, net income increased from $33.4 million for the first nine months of 2000 to $43.8 million for the first nine months of 2001, a 31.3% increase. Fee revenue increased 26.5% from $194.8 million for the first nine months ended September 30, 2000 to $246.6 million for the nine months ended September 30, 2001. New patient contract dollars for the nine months ended September 30, 2001 totaled $470.1 million, a 27.6% increase over the $368.4 million of new contract balances added for the nine months ended September 30, 2000. Again, this performance provides enormous visibility and added confidence in our ability to grow at sustained, superior rates. And the number of new contracts increased 22.6% from 120,317 for the first nine months of 2000 to 147,522 for the first nine months of 2001. Cash flow from operations for the first nine months ended September 30, 2001 was $35.9 million, which represents approximately a 17.5% increase from the nine months ended September 30, 2000. We continue to rely on internally generated funds for our growth. Cash flow for the third quarter 2001 was $15 million. And I might add that OCA was not the beneficiary, as was asked this morning, of companies who have elected to delay certain tax payments in light of the events of September into the next quarter. We in fact made a $10 million payment this quarter in taxes. Small debt drawings for the last couple of years have been the result of Japan operations and the low interest rate there. In fact, net of continued investment in


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Japan this quarter, we applied nearly $6 million of cash flow this quarter to repaying long-term debt. We have approximately $46 million available on our $100 million line of credit. Finally, for the first nine months of 2001, fee revenue for centers open for all the first nine months in the same nine month period of 2000 increased 22.6%. Now, in order to answer some regularly asked questions related to the third quarter 2001, as of September 30, 2001, our reserve for bad debts stood at $2.9 million or 5.5% of gross service fees receivable; actual bad debt expense booked continues to run higher than bad debt experience, and our reserves are sufficient to cover future doubtful accounts we feel; net service fees receivable were $50.7 million. Finally, some patient count roll forward information. The patient count as of June 30, 2001 was 379,105. Our affiliated orthodontists added 56,268 new patient contracts during the quarter, as I mentioned. And we had 476 acquired patients in addition. In terms of outflows - patients completing treatment was 28,946, and the patients that left before the completion of treatment was 5,683, for a net patient count at September 30, 2001 of 401,220. During the third quarter 2001, we signed ten doctors to definitive binding agreements. These professionals will take advantage of OCA's current and planned infrastructure centers. The company added ten orthodontic centers to the network during the quarter. Nine of these centers were de novo centers and one was an affiliation of an existing center. Now I would like to turn the call back over to Bart, Sr. for further discussion.

         PALMISANO: Okay. Thanks, John. Let me update you on a number of items I think are essential to our base business going forward. I'd like to offer up a blueprint for growth, and focus my comments on three things. One, the fundamental demand component for our business; two, our merger with OrthAlliance; three, our prospects for growth going forward. As far as demand fundamentals, first of all, the basics of the demand for orthodontic treatment, as I mentioned in prior quarters, while I'm no economist, I can assure that our business is running extremely well and we remain confident that it will going forward. Let me give you some insight into why we feel this way. Much like the purchase of a home, tuition payments, or other similarly important once in a lifetime events, orthodontic treatment appears to be no exception. It is generally thought to be a non-postponable event and our sales figures and new patient contract dollars suggest strongly that we're holding up quite well. While consumers may forego the purchase of a new car, a vacation and so forth, they won't lightly brush aside the welfare of their children. It's almost intuitive. One portfolio manager, who evidently has invested in several health-related areas, suggested that in times like this where people are taking stock of things more earnestly, they tend to do things like visit the dentist, get a physical, check the life insurance, etc. The tragic events of last month have certainly taken its toll on many sectors, but do not appear to have systematically changed consumers' propensity to undergo orthodontic treatment. You should know that we've been getting these questions for nearly two years, not just in the past several weeks, yet our business still keeps growing steadily. We are also fortunate that we have the benefit of prior experience with economic slowdowns and gauging our own performance through such times. Our empirical analysis during the past recession in the early `90s validated that our centers did extremely well through them. While we may lose potential customers on one end who are challenged economically, this appears to be made up more than handsomely by the value shopper, who is committed to obtaining orthodontic treatment and looks for an affordable solution. Believe me, if our centers are not busy, I get phone calls from my doctors. And to date, I received nothing of the sort. We spend most of our time just trying to figure out how to meet demand in our market. Finally, we have the benefit of extraordinarily powerful information systems that afford us the ability to anticipate and take proactive action in our markets on a real time basis, as opposed to a rear view mirror perspective. We pay close attention to growth in all our markets every day, not the end of a quarter. Our real time knowledge allows us to make decisions surgically and effectively. For example, if one market isn't performing so well, we can move advertising buys from a well-functioning market that may already be booked out, which we know as well by real time. Another poignant example - 85% of patients who postponed appointments surrounding September 11th had rescheduled for an appointment by October 20th. Again, we can see this phenomenon because we have such data on a daily basis. Patients are returning to treatment in the aftermath, and are not simply leaving treatment as a result of the economy. As a side note, as results are being preempted on the TV networks in favor of the news last month, we've been credited with comparable advertising time in October and beyond, in addition to existing planned buys in local markets. On pure demand fundamentals, therefore, we're poised for sustained growth and demand for orthodontic treatment. We have the experience, the information resources, and the very real proof that our core business can expect continued strong growth. Now let's discuss the OrthAlliance transaction, and let me address three areas. Framing the rationale behind the deal are integration plans and accretion, sizing the realizable cost and revenue synergies. For the rationale - without a doubt, we clearly think the transaction makes enormous strategic sense. Following the transaction, OCA will be the only meaningful provider of business services to the orthodontic


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profession - period. It's a testimony to our success and a winning operating model. After we close on November 7th, we expect to begin delivering services in varying capacity to almost 200 additional professionals and nearly 400 additional centers throughout the United States. Needless to say, we're very excited about the potential this transaction affords OCA. In terms of scale and breadth, there is no rival. The potential to broaden our reach nationwide and expand the market for orthodontic treatment with an outstanding group of practitioners is truly exciting. Many of you have read the registration statement filed on Form S-4 with the SEC a few weeks ago discussing the merger. As you can see, we structured this transaction soundly and intelligently. One that provides for earnings accretion at any exchange ratio. Obviously, the lower the exchange ratio, the greater the accretion afforded, as we are paying less for the same number of service agreements. Give OCA's price today, at the exchange ratio provided in the S-4, and that's 0.10135, we're paying a little over $100 million in total consideration, $30 million in stock, the remainder assumed in debt, for an enterprise yielding over $25 million in the last twelve months EBITDA. At four times trailing EBITDA, the aggregate consideration is compelling and squares with our well established discipline acquisition metrics. Let's talk about integration. The real task and challenge at hand lies in integrating the large number of practices onto an OCA platform, the one that we're well prepared for. We're pleased that the nearly 40% of OrthAlliance's designated practices elected to amend their agreements, extending the term of their commitment to three years and to accept our suite of services. These folks will immediately enjoy the full benefits of the powerful infrastructure that OCA provides its affiliated professionals. I am also extremely pleased to report that, of the doctors who elected to amend their agreement, over 30% are already receiving OCA's full suite of information services under a licensing agreement, which we mentioned to you in a call last quarter, for those doctors eager to receive our services. So the integration efforts are already well underway. Needless to say, we will continue to devote substantial resources to insuring that the process indeed moves along smoothly and efficiently for those OrthAlliance professionals waiting for services following closing. Let me talk a bit about the nature of the amendment, its rationale, and its reception among the ORAL doctors. Clearly the amendment, along with the stock-based incentives, are designed as a barometer and a mutually beneficial tool to gauge relative willingness to come aboard fully. In its simplest form, it's a measure of integration. Clearly, our objective is to have the majority of OrthAlliance's doctors one day on OCA's systems, and sign a contract similar to our existing practitioners. However, we also realize that this effort takes time, and has to be approached one doctor at a time. This is a process we're extremely familiar with as it's our bread and butter. It's recruiting 101. Except, you could say we have a captive audience. Since we fundamentally believe that our affiliated doctors are our business partners, this philosophy impacts our approach with all potential affiliates. We realize that most of these doctors have more than two years remaining on their employment agreements with their PCs, and we intend to develop solid, service-oriented relationships with as many OrthAlliance doctors as possible during this time. Frankly, keeping doctors happy never stops. It's our job. Some of you may ask - are we disappointed with only approximately 40% of doctors submitting agreements? We would respond absolutely not. While more would certainly provide an advantage from an integration perspective, it certainly falls within expectations based upon our experience. It's reasonable to assume that out of ten doctors, four would be enthusiastic out of the chute, four would be indifferent, or rather taking the wait-and-see approach, and one or two might be marginal candidates. We obviously could not get a precise litmus test of doctor appetites, and we mitigated such concerns with the deal structure. Clearly, one of our major goals is to win over this middle crowd over the next couple of years. Doctors in general are creatures of habit, fearful of change like many of us. Considering the experience they went through with their equity, it's reasonable to think that they might want to adopt a conservative stance at first. However, we feel strongly that friendly persuasion and the collective experience of their peers enjoying the full suite of services will be influential in the long run. At the end of the day, it will come down to a negotiated process in most cases between the doctor and OCA at the end of his or her term. We've been highly successful in the past in negotiating mutually beneficial outcomes with doctors, and we are confident we can achieve such with the OrthAlliance doctors. Now let's talk about accretion, some of the costs and revenue synergies we thought through and intend to realize going forward and implications for potential accretion. When we initially announced the deal, we spoke of stand alone accretion of potentially $0.09, one that did not incorporate any cost or revenue synergies. This model was based upon a couple of key assumptions. One, that the applicable exchange ratio would be the highest, that is 0.16585, which assumes that 60% of the doctors would have amended agreements. Second, that the other 40% would serve out their terms of their applicable service and exit immediately, that is, no service fee revenue from that point on, that they dropped off immediately from contributing revenues. We also mention that embedded in the model was an assumption that we would have favorable treatment for SFAS 142 associated with goodwill created in the purchase transaction, which might account for $0.03 to $0.04 cents of the base $0.09 accretion. The other point we've made in past conference calls,


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and clearly with our filed incentive plans, is that we were prepared to give back a penny or two to the doctors if it meant getting more to amend. The cost synergies are, of course, worth bearing in mind, and we believe readily achievable. We identified over $7 million in potential overhead savings. We've already downsized Ponte Vedra and will downsize Torrance over the next few months following closing, as we bring more of the OrthAlliance doctors, using our efficient Internet-driven business systems. Our Internet-driven business systems give greater information to the doctors at a much lower cost to OCA. And that's where we see our synergies coming into play in terms of purchasing economies, savings and staff cost, etc. Where there might be some overlaps, there may be opportunities for efficient consolidation of centers among doctors. Clearly, when it comes to revenue synergies, our overall objectives are to integrate doctors fully, provide services, and help grow their practices, as we do with all of our doctors. We will employ creative, efficient strategies to grow. Whether it's through operating leverage, using a GP, extending doctor time, using an existing associate to fill a dark time, we'll undoubtedly find ways to grow. Our goal is to have these guys at margins and volumes at superior levels. Many of these doctors who have great practices in their own right are eager to get to the next level and expand their practices. Numerous doctors have inquired with interest about our License Assistant Program, and enthusiastically support our efforts to train certified orthodontic clinicians. We're well prepared to build de novos where necessary. And, of course, for those doctors willing to advertise, we have a first-class, well-established platform. While we didn't model the revenue synergies per se, the potential is obviously strong. So let's talk about prospects now for future growth in recruiting and training. Expect us to make continued extensive use of our successful licensed professional assistant platform. We spent considerable time over the past year or so emphasizing the importance of our licensed assistant, or GP program, which by all measures has been a home run. Its positive impact on operating leverage and ramifications for superior growth for existing assets is enormous. The ability to attract orthodontic specialists has been more and more difficult - something we've been candid about discussing and certainly something we're addressing deliberately and intelligently. And I'll discuss some of the challenges faced by the orthodontic industry in a moment. One of the obvious measures we want to take is to extend the current orthodontists that we have. Through our information systems, we determine which markets have insatiable patient demand, but insufficient manpower. The doctor essentially has run out of time, and we would have to spend money advertising. It's a good problem to have, but nonetheless, a problem. So we began to experiment with having the orthodontist hire a GP to do those kinds of procedures that the orthodontist doesn't have to do, but by state regulation requires a licensed professional. For example, taking braces off. Very time consuming, but capable of being delegated. The orthodontic specialist will determine and dictate treatment. Importantly, doctors surveyed who have participated in the program have pointed to the improved clinical quality of their practice, given the extra set of eyes as well as added doctor face time afforded to patients. It's been extremely successful. In fact, in a recent analysis of 17 practices utilizing the services of a licensed practitioner, year over year new patient contract dollar growth was on average 34%, advertising the enormous operating leverage potential there. The program's success has forced us to rethink what a mature center is for us. We used to think that about a million and a half dollars or so in collections define maturity. But now it's well beyond that. We have about 29 GPs presently working for affiliated orthodontists, and we expect that we can use another 40 to 60 more within our network. As we gain better experience with this program, we expect to train more GP assistants formally under the auspices of orthodontic specialists, which I will address in a moment. Traditional recruiting of orthodontic specialists has always been a challenge. Over the next six to seven years, it's going to be even more challenging. The reason is that the American Association of Orthodontists has indicated that the number of practicing orthodontists in the United States will decline from 9,000 to 6,000. The orthodontic profession is simply not producing specialists in sufficient quantities to replace retiring ones. It's a problem that isn't just limited to OCA, it's a problem for the entire profession, and one that frankly they're not dealing with. Nevertheless, consumer demand for orthodontics will not go unmet - rest assured. We'll fill the gap. I read some studies that anywhere between 30 to 50% of orthodontic treatment is presently being delivered by general practitioners. And unless things change quickly in the orthodontic profession, the trend will continue. So what are we at OCA going to do about it? I think a couple of things. One is that we continue to work on referrals from existing affiliated orthodontists. And two, that we formalize our training program for licensed practitioners to put us in a position to extend our specialists even further. The GPs hired by the orthodontist need to be trained to allow the experience of the specialist who diagnoses and monitors treatment and quality, to see more patients. Our goal is to have our busy specialists doing fewer routine tasks that the GP can do so that greater patient loads can be taken on by the specialist, and that there's less stress on our orthodontists. And our hope is that our orthodontists won't be burned out and will be able to stay in longer and postpone retirement, because I think it will make their workday much more pleasurable. We recently put into place what we call a mentoring program. We've chosen about ten of our


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doctors with excellent business and orthodontic acumen, and we've offered them the opportunity grow a territory with an economic interest in the growth along with OCA. They would have a 10% interest and OCA would have a 90% interest. Provided that they recruit the doctors, OCA will set them up, support them, and make them a superstar of their practice. At the end of three years, we will value his or her interest, and OCA will buy it back. We'll provide OCA stock as consideration, and I think that we're pretty excited about that. It gives them an opportunity to help themselves and, at the same time, help us immensely. We're also fortunate to have widespread interest and input among our own doctors, as well as our board of directors, which, by the way, has an unprecedented strong clinical presence given the additional of three OCA doctors, in addition to Professor of Orthodontics, Dr. Jack Sheridan. I can assure you that they all have a keen eye toward clinical quality and professional reputation. Being able to extend our orthodontists to new levels with the use of new technology and GPs as auxiliaries is of critical importance. You should expect us to take the necessary time and preparation to get all the details right and execute well. While we are certain that this program won't exist without some controversy, we have engaged a very capable public relations firm recently to assist us with our communication efforts to the profession. We expect to debut the program very shortly, at which point we will discuss it in more detail. Now to try to get to the end - there's so much going on. International prospects in Japan. We expect Japan to grow about 50 to 75% this year, and it's strictly de novo development. Things are going immensely well and we're gaining meaningful traction. For the last several months, the number of telephone calls that we've received on an office by office basis have more than doubled - almost tripled, and that's equated to the tripling and doubling of consultations. And that's because we experimented with reducing price and elevated our advertising effort. Where the average orthodontist in Japan will start between one and three new patient cases each month, our average orthodontist started about 30 per month. We have begun for the first time price advertising in a Yokohama prefecture and the results are very encouraging. So we'll see. One step at a time. But again, it's an extremely vibrant market. Furthermore, we don't have any recruiting problem in Japan, and doctors are now calling us as they want to be part of the marketing program. In Mexico, we have quite a number of doctors who are calling us to join us. In fact, our man down there is beginning to panic a little bit because he's getting a little bit too much demand. We expect to add several offices by year end. The three offices that we have in Mexico City are very profitable. We're collecting the money, the advertising is working well, even after September 11th. We've recently hired a pretty smart businessman there to help us recruit and open offices. And at the risk of sounding grandiose, I truly do think that the world is our oyster. What we have is a model that is immediately exportable, executed capably at a local level, yet managed intelligently from our home in New Orleans. Believe me, there is woeful need for our business services worldwide. Now let's talk about pediatric dentistry. We've taken a pretty careful look at the opportunity afforded to us with respect to pediatric dentistry that our transaction with OrthAlliance brings to us de facto. We had some limited successful experience with pediatric dentistry in our early private years, but never focused on it. We strongly believe though that it's a natural adjunct to feed into orthodontic practices. With the 25 pediatric dentists from the OrthAlliance transaction, we're forced to get into developing the appropriate information systems and services suited to their particular needs. It has forced us to think through the challenges as well as recognizing that many of our services are pretty generic and directly applicable. We are actively building in-house the necessary scheduling and third party billing programming to handle the specialized scheduling and billing of pediatric dentists. While we're working diligently on it right now because we have to, we have immense confidence in our IT platform and our practical experience that in a short while we will get it right. Acquisition opportunities - Finally, I have always operated by the philosophy that when others are sitting on their hands and navel gazing, it's time to sprint, and that's precisely the situation we find ourselves in now, given the general economic malaise we see around us. Suffice it to say, it's a buyer's market out there, and we're the only logical buyer. We have a very strong balance sheet, excellent capital resources, and the talent and experience to make smart deals. I get calls now every week from folks who are looking for buyers for their orthodontic business. Private equity sponsors, who until recently had been looking to go public, have no exit and thus come to us. Whereas in the past they had little interest in carving out their orthodontic business from a dental practice enterprise, they are now willing to talk. Naturally, I'm not suggesting that we'll go on an acquisition binge, but you should expect us to do the right thing, be patient and do sound deals, as we always have done. We just find ourselves in the driver's seat. In closing, it all comes down to execution, and we've demonstrated that we know how to grow practices, that we are smart, creative operators, we develop successful solutions in many ways. No one comes close to doing what we do as well as we do. It can all be boiled down to a few key factors - superior execution of a proven growth strategy, sound discipline, singular focus, a winning economic model, and superior revenue and earnings visibility. Now, Operator, we would like to entertain any questions.


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         OPERATOR: Yes, sir. At this time I would like to remind everyone, in order to ask a question, please press the number one on your telephone keypad. Sir, your first question comes from Paul Flather (PHONETIC). Mr. Flather?

         FLATHER: I accidentally pushed - sorry.

         OPERATOR: Your next question, sir, comes from Doug Simpson.

         SIMPSON: Hello, good morning everybody. How are you guys doing? You guys went over a lot of material, and I just wanted to make sure I heard you correctly. Bart, with respect to the expected accretion from the OrthAlliance deal, are you saying that over time we could expect it to add from $0.09 to $0.20, with the $0.20 including roughly $7 million of cost savings?

         PALMISANO: Doug, I think what we would like to do is to say it's accretive at the outset. If we perform, it's going to be even more accretive. But what we don't want to do is everybody start raising the bar on us before we perform. Let us surprise you guys a little bit.

         SIMPSON: Okay. And what base level of EPS are we talking about for the accretion? When you talk about the $0.09 cents, is the starting point somewhere around a buck forty-four?

         GLOVER: Yeah, I think so, Doug. If you just - we obviously feel strongly that we can continue a 20+ percentage growth rate through next year and the near term and through the following year. So that's probably the basis for your baseline estimate, and I think the consensus is somewhere around there, a little bit higher than that.

         SIMPSON: Okay. And then I guess - over the last two and a half years, your same store growth for your mature centers has increased pretty steadily from the 9% range back in late `99 to up above 11%. I'm just curious what's driving that and how high do you think that can go?

         PALMISANO: I think it's a couple of things. One is that as the centers mature, they really don't stop growing. In other words - I've always given the example where you start with 20 patients per month, but when you get to about month number 26 and you're giving us the mature same store growth - when you get to month number 26, then 20 drop off, then maybe 25 more start, 30 more start. The reason is that now it's not just the advertising driving the patients in. Now, because you have patients that you made happy, they are referring more patients. So you have that on top of the normal advertising, and you're also establishing relationships with normal referrers, that is, the general dentists. Because now you have enough of a patient load to start referring to them, and there's that reciprocity that takes place. And the other thing is that we kind of went on a - because our information systems got better some years ago, we had all these offices built and, as you know, our model is typically one doctor, two offices. And so we had at least one office, even in the best case, dark all the time and one full all the time. And so we began to extend the doctors' time by - the interval in between patient appointments has been constantly increasing. I think this quarter it did as well. Our advertising got a little bit better. I think that a lot of the offices began to use GPs and so the orthodontist - those same centers, so we didn't add any centers, we just added true sales. And true sales to us are new patient contracts. And then you add on top of that - it's just a very vibrant market as far as pricing goes with orthodontics. We've been able to increase our fees, which continue to trickle through with all the new patients. And so the question is how long can we maintain? Well, I think a bit longer. We don't have any plans to slow that down.

         SIMPSON: And then maybe just one last one. Your growth in patient case starts has trended down over time, kind of a reverse trend. And I'm just wondering if you had a sense for how much of that is related to slower doctor recruitment this year as you're dealing with the OrthAlliance transaction, and how much do you think is just general maturation of the centers? And I guess it's 20.5% - are we going to see that go below - get into the 15% range, into the high teens? Where do you see that going?

         PALMISANO: I think that as far as patient case starts, I think it's still going to be in the 20's. But a lot of it has got to do with the maturation of the clinics. When we first - when we had 30 - when we first went public, we had 75 clinics, and we probably added 70. We increased by 100% the next year. And as time goes on and the base gets to be bigger, that percentage will tend to trend down a little bit. But we don't see it going down in the teens. I think it's going to stay in the 20's.

         SIMPSON: Okay. Thank you.

         OPERATOR: Sir, your next question comes from Michael Baker.

         BAKER: I was wondering if you could provide some guidance on the fourth quarter in light of the pending transaction, maybe a range of revenue guidance, as well as EPS?

         GLOVER: Mike, we'll close the transaction on the 8th. That gives us about two-thirds of a quarter. It's really hard to give any kind of meaningful additional incremental guidance on revenue at this point, at least EPS I should say. Maybe about a penny accretion. I think that's what we looked at.

         BAKER: Okay. And then I was wondering if you could update us on what the stance is with respect to whether or not you can avail the goodwill treatment?

         GLOVER: Mike, we've looked at that certainly in consultation with our auditors, but we really don't have a - at this point we don't feel that there's going to be any sort of change in our posture with respect to goodwill.

         BAKER: Okay. And then I was wondering if you could -

         GLOVER: But we're still evaluating. It's still under evaluation. The verdict is still out I guess is what I'm trying to say.

         BAKER: Okay. And then finally, I was wondering if you could take us through maybe the monthly progression of case starts during the quarter, and update us where they kind of look in terms of October.

         GLOVER: Clearly, as you mentioned, Mike, in September we had the hiccup in the middle of the month that postponed payments, but we certainly made up for that about a week or two later and through October. And actually, October is looking pretty good thus far. So our prospects for meeting expectations on a growth basis in the fourth quarter look pretty strong.

         BAKER: Okay. And then finally, can you update us on how the doctors that have not amended will be handled from an information systems standpoint in terms of keeping track of things such as case starts and financial performance?

         PALMISANO: Well, it's going to be the way that we do it for our doctors that are currently with OCA that aren't on a Walrus system. There are about 20% of the docs possibly are not on Walrus, and that is, they send in reports. Unfortunately, we have to crank those reports into our database, and that's how we generate the information. In terms of the financial accounting part, we're trying to make that even for the ones that may choose not to adopt. Most of them are on accounting systems like Quicken and so forth, and we've set up systems where they simply e-mail us their database and we convert it into our financial accounting software.

         GLOVER: Mike, I know where you're coming from - certainly others have expressed that. We're just doing our best obviously. We don't have the granularity that we have, but obviously that's our goal. And we're just making every effort to make sure that we provide data on a similar basis, ideally the way we provide to you right now.

         BAKER: Thanks, Bart and John.

         OPERATOR: Sir, your next question comes from Vanette Sithy (PHONETIC).

         EINHORN: Hi, good morning. This is David Einhorn. I've got a couple of questions for you. Regarding the transaction multiple that you outlined, if you only keep 40% of the doctors, does it then follow that the ongoing EBITDA is 40% of the EBITDA?

         PALMISANO: No, I think you've got it backwards. We're not talking about keeping 40% of the doctors. We're not talking about losing 40% of the doctors. Let me take a second to explain what this so-called 40% means. Before we could announce the transaction to the doctors, and we had to deal with the special committee, what we had to do was to come up with a sense of whether we had happy doctors, would they hate the transaction? And if it turned out that there was a level below which we had a lot of unhappy doctors, then we would not do the transaction. Because to us, the value of the transaction is by adding doctors. Nobody has better systems than we have, but we simply wanted to add doctors. So what we did was to negotiate before speaking with the doctors, with their special committee, and what we negotiated was a range. And if you take a look at what's out there in the public, we talked in ratios of - below 30% of the docs did not express interest. And by expressing interest, I'm talking about signing an amendment, over and above what they already had on the contract. And if they did that, if it was less than 30%, we would walk away from the transaction. There would be no transaction. And if it was above 30 and up to 40, there's a certain exchange ratio. And then 40 to 50, another exchange ratio. And so what this was was simply a gauge for us to determine whether or not we wanted to do this transaction given the confidentiality rules. That's what the 40% means. And let me make it clear as a crystal - when we do this transaction, we inherit 100% of the OrthAlliance transaction. Not 40%.

         EINHORN: Let me ask the question in a different way. The 60% that has not signed up for amendment, they'll eventually either - you'll either eventually persuade them or they will eventually attrit out over the next couple of - few years. So my question is if you're unsuccessful in signing up those incremental doctors, is the sustainable EBITDA once those other 60% attrit, more like 40% of the total or $10 million?

         PALMISANO: Is attrit a word, anyway? These contracts are different than the OCA contracts. When they leave, if they retire or attrit, then they leave the practice and they can open a new office ten miles down the road. They can't solicit patients, but the business stays with OCA. It doesn't go away. There is no change of control provision or anything like that. And by and large, I think that the ones we have spoken to really don't have any - if a guy is in his 50's or so, and his 401(k) has kind of dwindled, he's not going to go build another office because he's generating a good cash flow.

         GLOVER: David, all our modeling going forward assumed very conservatively that for all the applicable exchange ratios, that revenue dropped off entirely, which I think, as Bart has suggested, that's not a realistic scenario. But nonetheless we modeled it that way. And for all those scenarios based upon discounted cash flow analysis, forward-looking EBITDA and contributions - all of those scenarios were accretive.

         EINHORN: Well, what I'm suggesting - or I'm wondering is is the deal much more accretive in 2002 than it will be in 2003 and 2004 as you lose some doctors?

         PALMISANO: We don't intend to lose business. I mean, to ask me what things look like in 2004, will there be fewer doctors? I don't know. There may be. Will we replace them and be able to extend our guys even more to take over the book of business so to speak that we have - yeah, I think so. That's certainly the plan.

         GLOVER: And some of these incentives, David that we have given out, they get awarded in year 3 - It's targeted programs. It doesn't even start vesting until that point, so it's effectively almost an eight year schedule because we have five-year option vesting schedules.

         EINHORN:  Two more questions related to this.

         PALMISANO: Can we give somebody else a chance to ask a few questions please? Operator?

         EINHORN: That's fine.

         GLOVER: Thanks, David.

         OPERATOR: Sir, your next question comes from Robert Maynes (PHONETIC).

         MAYNES: Good morning. Actually, a follow-up to that. If an orthodontist leaves, you keep the office, right?

         PALMISANO: Yes.

         MAYNES: And you can move one of your people in?

         PALMISANO: Yes. That's what's different I think maybe between the OCA contract - the OCA contract, the doctor has to sell the practice to someone before he leaves. In this one, the fellow can leave. They have to give us notice, and we put another doctor in.

         MAYNES: And the other alternative is if someone actually wants to keep the office, they would have to buy it from you.

         PALMISANO: Oh, and they didn't want our systems?

         MAYNES: Yes.

         GLOVER: They'd have to buy it from us.

         MAYNES: Okay. I have a question on the orthodontists and offices added in the quarter. First of all, the orthodontists that you added, how many were dentists, how many were orthodontists, and could you give the foreign and domestic split?

         GLOVER: Sure, Rob. Of the 10 doctors added, none were GPs. They were all orthodontists and specialists, rather. And one was a foreign doctor from Mexico. The rest were domestic affiliations.

         MAYNES: Okay. Since this is obviously a nice pick-up from last quarter, is recruiting getting easier or is it just that you've been able to focus a little less on OrthAlliance.

         PALMISANO: Well, I'll tell you - the phone has started to ring a lot more now relative to orthodontists looking for opportunities. I can't tell you exactly why that is, except maybe it's the perception of things that things aren't quite as good as they once were, and some of them may be suffering a little bit. And the other thing that we're focusing on too is that on the pediatric dentistry side, we get a lot of interest from these pediatric dentists, children's dentists, that are huge referrers to orthodontic offices. Well, what we're experimenting with right now is we have this situation where we have again one orthodontist, two offices, one is dark. What we would like to do is to create some opportunities for these pediatric dentists to use our offices during the dark time where they would switch. We do some joint advertising, go back and forth. We're catering to the same market. And so, I think, hopefully we'll start devoting some recruiting effort to that while we integrate - while we do normal orthodontic recruiting, while we integrate OrthAlliance.

         GLOVER: But it's also fair to - I think there were a handful of doctors that really had been in the pipeline for a couple of months. But based upon our efforts we expended second quarter just trying to meet OrthAlliance guys, we were able to sort of re-engage those transactions again and get them completed this past quarter.

         MAYNES: The offices that you added, were those all domestic or some overseas?

         GLOVER: There were five from Japan this quarter.

         MAYNES: All right. And last question - do you have gross revenues in thousands?

         GLOVER: Rob, as a minor point, we filed an amended K. Just as a point for everybody, it's really an issue of semantics, but we don't refer to gross revenue anymore. It's actually a straight line allocation of patient-based revenue in our discussions with our auditors and the SEC. And that number for this quarter was $108,754,000.

         MAYNES: Okay. Thanks a lot.

         OPERATOR: Your next question comes from Hillel Milt (PHONETIC).

         MILT: Hi. I guess I was wondering about the sign-up for the OrthAlliance merger. I guess on the last conference call three months ago, you mentioned that you had over 40%. But when the S-4 came out, it's below that. Have doctors been able to get out of the contracts that they had on the last conference call?

         PALMISANO: No.

         GLOVER: I think on the last conference call, we said it was approximately 40%. I don't think we actually titrated down the basis point.

         MILT: I guess when there was a question about the ratio and about the higher one, I guess the response for that was, yes, at that time, so maybe I was mistaken, but -

         GLOVER: The effective exchange ratio is what's effective at closing. So the likelihood of some movement probably exists. It's really hard to predict any which way. But, yes, when you're close to a threshold, one or two doctors can trip it.

         MILT: I guess no one has gone out on their contract if they can.

         GLOVER: They're certainly able to, I believe. I really can't comment on that.

         MILT: Okay. That's it. Thank you very much.

         OPERATOR: Sir, your next question comes from Bill Bomelo (PHONETIC).

         BOMELO: Hi, guys. I have a couple of follow-up questions. First of all, you mentioned that 30% of the OrthAlliance doctors where you've got an extension have already signed some kind of a licensing agreement to receive services. Can you give us a sense of how much revenue in the third quarter you might have received from those licensing agreements?

         PALMISANO: Well, we don't receive anything because the licensing agreement simply allows us to get onto their system at whatever our cost is. So all that revenue belongs to OrthAlliance as of the 8th. We will - I mean, OrthAlliance isn't spending that money. We'll ultimately benefit, but -

         BOMELO: Sure, but it's not reflected in your recorded revenue.

         PALMISANO: Oh, no.

         GLOVER: Bill, if they're depositing and we take the 70% fee, we obviously credit it back to OrthAlliance. It doesn't occur in our numbers. So we're just accounting for it for them and then send it back to Jim and his folks in Torrance and take care of it that way - at least through closing.

         BOMELO: And then just - you did mention some services postponed due to September 11th and then a lot of those have been rescheduled. Do you have any kind of estimate of how much that might have impacted revenue or case starts in the quarter?

         PALMISANO: I know that we did not advertise for a whole week. I'm sure it didn't help. It's like trying to prove the negative sometimes. What might it have been. I really think the quarter would have been a little bit better possible had September 11th not happened, but I don't know that I can really quantify it for you.

         GLOVER: It's hard to gauge, Bill. Because on the flip side though, September was a good month from a holiday perspective. Sometimes we get sort of dinged. Like, for instance, if the Fourth of July falls in the middle of the week, we get effected, we see that right away. September actually was a pretty clean month as far as, again, from the holiday. So on balance, I think there might have been some offset. So we obviously would have liked to have done better, but, obviously, as we mentioned before, we've got a pretty strong October and we've got - and we're benefiting from some of those advertising spots we missed last quarter, this quarter.

         BOMELO: And then just a couple more - I'm sorry to beat a dead horse here, but I'm just curious. Earlier somebody asked a question about is it $0.09 accretion from sort of a $1.44, $1.45 number. And I thought in the past you guys had actually talked about it being a $0.09 accretion from sort of a $1.50 number. So has something changed in your outlook or are we just being conservative in your answer there.

         GLOVER: I don't think anything has changed, Bill. Again, the consensus estimate I think has been anywhere - I agree, somewhere between a buck forty-four, which is 20% on this year's earnings, to 25%, somewhere in there. And I don't think we've hung our hat on any one particular model just yet. We've tried to sort of lay out what the components are in terms of accretion or things that might offset some of the accretion, and try to put something together that's reasonable. But to answer your question specifically, I don't think we've ever sort of blessed, nor would we ever bless, a particular number. I think we're comfortable in that range.

         BOMELO: Okay. And there would be, I assume, because you said one of the assumptions Bart cited was that conversion was at the high end of the range, and obviously for 2002, it's more accretive if it doesn't get done at the high end of the range. No change in that thinking? The $0.09 still is reflected in the high end of the range?

         PALMISANO: Oh, in terms of the exchange ratios?

         GLOVER: I'm not sure I understand the question, Bill. Nine cents was sort of the standalone base - again, without the benefit of any synergies.

         BOMELO: Right. I'm just saying in terms of what you paid, you assumed - how much stock you assumed that the transaction was being done at the high end of the conversion range when you came up with that $0.09 number.

         GLOVER: Yes, that was the 60% amendment rate which turns into the
0.16585 ratio.

         BOMELO: Right. In other words, if it didn't get done at that level, it would be more accretive?

         GLOVER: Yes. There's about a penny or two with each ratio or so - with each tier I should say.

         BOMELO: And then the final question on those assumptions. I think at one point in time the assumptions kind of assumed maybe sort of a 6% kind of growth or something. And then in the ORAL practices, is there any indication that they haven't been growing at the rate you would have assumed to come up with those estimates?

         PALMISANO: Well, if you're asking about our estimates, we didn't make any. We had zero appreciation or zero growth in our estimates if you're asking that.

         BOMELO: Oh, you did. So you just assumed (UNINTELLIGIBLE) -

         PALMISANO: Wait a minute. Am I wrong, John?

         GLOVER: We just assumed a modest growth rate, Bill, just based upon same store sales, very conservative same store sales growth - 5-6% going forward. And I don't see any reason to change that outlook.

         BOMELO: Okay. Thank you very much.

         OPERATOR: Sir, your next question comes from Tony Campbell.

         CAMPBELL: Good morning, gentlemen. Good quarter. Since I'm kind of new to this story, I just want to get kind of a sense here. Your new patient contracts - I guess if I go back to the third quarter of last year, kind of the growth rate seems to be declining. And I guess - should I be concerned about that? And then I have one follow-up question.

         GLOVER: Declining on what basis?

         CAMPBELL: I guess the numbers sort of look like 32.2% to, I guess what you reported at, 25.3%. Now part of that I guess is mathematics because the base is getting bigger. But it looks to me like that's kind of declining. And since everybody seems to put a lot of weight on that metric, I was just concerned that that's a trend - I mean, is that a trend we should be concerned about is really what my question is?

         PALMISANO: Well, we're not going to grow at 30% a year forever. I mean, that's not going to happen. I don't think anybody expects that. I'm really kind of amazed that we're continuing to grow at this rate, given the size that we are. But while - I'll suggest a couple of things. One is that with the things that we're working on right now and with the opportunities, if you're asking me the question about the same store sales, I might say, well, yeah, eventually they're going to decline. But I just think that what is a little bit of the unknown, none of it negative, is that as we've mentioned on a call, there are these opportunities to acquire these orthodontic groups from some of these funds that didn't exist before. And not to mention OrthAlliance, and not to mention the fact that we probably still have some meat on the bone as far as increasing margins. And we're in an enviable position, but I don't think it's going to go down. I don't think it's a trend that would be - I think I answered an earlier caller - it's not going to be 15% next year. I think it's still going to be very healthy.

         GLOVER: We still enjoy some pricing leverage too, and we're still layering the price increases that we initiated last year. So we've got price flexibility as well as volume characteristics as well as our comp numbers, which I think - some of it is just logical math, but as Bart said, in some cases, a lot of large numbers coming into play.

         CAMPBELL: And then the other thing is just certainly you are very positive on your alliance potential with orthos. Should we be concerned about the lawsuits that have been filed against this deal?

         PALMISANO: Before we even went into the transaction, we knew there were going to be some disgruntled doctors. And I think that with the lawsuits, even in the absolute worst case, and we've projected the absolute worst case in our own internal projections, it's still going to be very, very accretive to us. And lawsuits are hard to comment on, and the lawsuits have been against OrthAlliance. They haven't been against us, so we've been kind of like tangentially involved in it, but unfortunately we'll have to take those lawsuits over come November 8th. And from what I've seen I just - those fellows entered into binding contracts and there's something due to us - that's kind of our position.

         CAMPBELL: Thank you very much and good luck.

         PALMISANO: Thanks.

         GLOVER: Thanks.

         OPERATOR: Sir, your next question comes from Curt Ulrich.

         ULRICH: Another great quarter, guys. John just talked a little bit about the pricing power. With the reduction of orthos over the next several years, I would assume the pricing power would be pretty significant.
Could you all speak to that for a second?

         PALMISANO: Well, I think that there's been a growth in ortho fees. In fact, I just went to visit a couple of our doctors, and they don't have any problem with even increasing the fees above where we are right now. I guess supply and demand. How high can it go? I don't really know. I just hope that it doesn't get so high that generally people start seeking other alternatives. And I'll give you this bit of information - whether it will ever happen here. In Spain, about ten, fifteen years ago, about 80% of orthodontics was done by orthodontists - specialists. And now 80% is done by GPs. And people just thought they wanted the treatment, and while the GPs may not be as highly skilled or as qualified as the orthodontist, they brought them there anyway because they were licensed by law to do it. So it's something that we kind of worry about with the profession. Certainly, we'd all love prices to go higher, but by the same token, we don't want the volume to go down.

         ULRICH: Right. And along those same lines, you've talked about on the last call and other calls about the potential for maybe working with a school at some point, or getting accredited. Is there any new movement in that direction?

         PALMISANO: We have tried unsuccessfully to try to align with the schools, affiliate with the schools, to do all those other things. And I think that the approach that we choose to take now is maybe to engage the AAO through a public relations effort as well as the rest of the profession. It's something we've never done. Say, hey guys, wake up - if you're going to have a - you run the risk of losing the entire specialty if you let this go over the next ten years.

         ULRICH: Exactly.

         PALMISANO: And that's our choice now. But I can tell you - I'll tell you this and I'll tell the AAO this or anybody - the point at which they want us to help make the profession more solid and better, we'll absolutely devote our resources to it. Not a problem.

         ULRICH: Well, it makes sense. When you're going to see a 33% or so reduction in your practitioners, that's very significant.

         PALMISANO: Absolutely.

         ULRICH: Also, on the Japan initiative, you talked about the growth is up 50 to 75%. Could you give me the baseline for that growth and more specifics on those numbers?

         GLOVER: Well, we said before in the last quarter that we probably expected - and that was center growth we were talking about. I believe we have just over 20 centers. Two quarters ago we built four last quarter, five this quarter, nine thus far, so we're getting close to actually breach that 50% threshold in growth just in this year only, and not on a de novo basis. And I suspect we probably have maybe a couple more in the pipeline this coming quarter. And they build their centers pretty quickly out there.

         ULRICH: I would assume the margins in Japan are higher? Is that an accurate assumption?

         PALMISANO: Well, once you get beyond the growth curve, that 26 months we talked about, yes, the fees are still very, very high - the costs. What we are doing to stimulate demand in that market and to create the awareness of orthodontics is we're overspending on advertising. We're taking the revenues - the extra money we generate, and we're creating brand, and we're creating interest in orthodontics. Because the people there don't even know how you do it. They don't know whether you take a pill or what the deal is - truly. It's a virgin - it's the best market in the world. But it's going to take a little while to break through. But what's happening is we're getting so many telephone calls now. The next step - you ask about margins and I just want to kind of let you know that we're still kind of in the embryo stage, and we're willing to - while we're a public company, I think if we had our druthers, we'd shovel millions of dollars into advertising to increase the awareness, but we can't do that. But it really is kind of gratifying what's happened. And I think the next step - now the doctors are complaining that they have too many patients, which is good. But we need to work on more efficient scheduling now. You're talking about taking - completely changing the paradigm out there for the way we do it in the United States. It takes a little time.

         ULRICH: When do you think that will begin to have a significant impact or an impact on earnings? I mean, it's having some now, but when is it going to be something that has some kind of a - adds to the growth rate? Is that a year or two out, three years out, five years out?

         PALMISANO: It will be a year or two out. Because things are getting - going very well there that we're so confident. We had to get a few issues squared away early on, and now we don't have those any more.

         ULRICH: So you're growing at five new centers roughly over the last couple of quarters - four or five? At some point, you're going to really try to accelerate that growth once you get all the systems in place. Is that true?

         PALMISANO: Oh, yeah.

         ULRICH: And that will probably within the next year, you're really going to start hitting that market hard?

         PALMISANO: The way things look right now, I would say so.

         ULRICH: Great. Okay. Hey guys, congratulations again. Thank you.

         PALMISANO: Thanks a lot. Operator, could we - it's getting kind of late right now. Maybe we'll just take one last question and cut it off.

         OPERATOR: Yes, sir. Your last question comes from Jan Van Bergen.

         VAN BERGEN: Hello. Great quarter, gentlemen. And we're picking up very good news so it looks very nice. I have two questions. One is approximately how many doctors have filed lawsuits against OrthAlliance?

         PALMISANO: Against us or against OrthAlliance?

         VAN BERGEN: Sorry, against OrthAlliance? Ten or twenty doctors or -

         PALMISANO: I would say the lawsuit is probably twenty or so.

         VAN BERGEN: And the other question is when you mentioned acquisitions, obviously they range in size? What sort of range are you talking of in terms of number of doctors involved? Was it five to ten or are these things bigger than that?

         PALMISANO: There's one that comes to mind. I think that there are 10 to 13 orthodontists.

         GLOVER: There's a couple that are just about that size, John. Anywhere from 7 to 9, 13, 15. Some part-time, some full-time.

         VAN BERGEN: Okay. That's what I wanted. So nice quarter and good luck with your deal.

         GLOVER: Thanks.

         PALMISANO: Thanks a lot.


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


         PALMISANO: So everyone, we really appreciate your time and thanks for being with us this morning, and we look forward to talking with you soon. Goodbye.

         GLOVER: Thank you.

         OPERATOR: Thank you for participating in today's conference call. You may now disconnect.

         Certain statements contained in this transcript may not be based on historical facts and are "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "could," "would" or "intend." These forward-looking statements include, without limitation, those relating to OCA's growth and training, OCA's operations and recruiting, shareholder value, OCA's pricing of services, OCA's revenues, benefits to OrthAlliance's affiliated orthodontists and pedodontists, OCA's provision of services to OrthAlliance's affiliated orthodontists and pedodontists before completion of the merger, and effects, benefits, prospects, completion and integration of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this transcript in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Those factors include, but are not limited to, failure or delay in obtaining required stockholder approval, the companies' failure to consummate the merger, inability to successfully integrate the companies after the merger, adverse changes in the companies' financial results and conditions, changes in general economic conditions and business conditions, changes in OCA's operating or expansion strategy, the ability of OCA to attract and retain qualified personnel and orthodontists, the ability of OCA to effectively market its services and products, OCA's expectations and estimates concerning future financial performance, financing plans, the impact of competition, anticipated trends in OCA's business, existing and future regulations affecting OCA's business, OCA's dependence on existing sources of funding, and other factors generally understood to affect the financial results of orthodontic practice management companies, and other risks detailed from time to time in OCA's releases and Annual Report on Form 10-K for the year ended December 31, 2000 and other filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

In connection with the proposed merger with OrthAlliance, OCA filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that is a part of the registration statement, because it contains important information about the merger, OCA and OrthAlliance. The registration statement and the proxy statement/prospectus are available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 3850 N. Causeway Boulevard, Suite 1040, Metairie, LA 70002, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus.


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